FIRST TRUST EXCHANGE-TRADED FUNDS
                                  May 12, 2015


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: Filings for First Trust Exchange-Traded Funds with 10/31/14 and
          12/31/14 Year-Ends

Ladies/Gentlemen:

      On March 23, 2015, First Trust Advisors L.P. ("FTA") received oral comments from Ms. Christina DiAngelo Fettig of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commission's review of the Trust filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

      1. The Commission noted the Form N-CSR filings for First Trust Exchange-Traded Fund ("ETF I"), First Trust Exchange-Traded Fund V ("ETF V") and First Trust Exchange-Traded Fund VII ("ETF VII") were missing the attachment for the Code of Ethics and requested that in the future it be included.

      The Form N-CSRs were inadvertently missing the attachment. The Code of Ethics will be included in future annual report filings on Form N-CSR.


      2. The Commission noted that First Trust Value Line Equity Allocation Index Fund ("FVI") had a shareholder meeting on 12/08/14 and requested that the results of the meeting be included in the Form N-SAR and Form N-CSR.

      FVI effective 1/9/15 changed its name First Trust Total U.S. Market AlphaDEX ETF ("TUSA"). TUSA will include the applicable shareholder meeting disclosure in its 6/30/15 semi-annual Form N-SAR and Form N-CSR filings.


      3. The Commission noted that for First Trust Capital Strength ETF ("FTCS"), First Trust S&P REIT Index Fund ("FRI") and First Trust Value Line(R) 100 Exchange-Traded Fund ("FVL") in the MDFP the Growth of $10,000 chart did not include the tracking index. The Commission asked for an explanation.

      For FTCS it is footnoted under the Performance Table on page 15 of the ETF I - Book 1 12/31/14 annual report that on 6/4/13 the Fund's tracking index changed from the Credit Suisse U.S. Value Index, Powered by HOLT(TM) to The Capital Strength Index(TM). Since the Fund's new tracking index had an inception date of 3/20/13, it was not in existence for any of the periods disclosed, other than for the one-year period. Since the $10,000 chart starts on the Fund's inception date of 7/6/06, it is not possible to include the new tracking index in the chart since it did not exist at that time.

      For FRI it is footnoted under the Performance Table on page 12 of the ETF I - Book 2 12/31/14 annual report that on 11/6/08, the Fund's tracking index changed from the S&P REIT Composite Index to the S&P United States REIT Index. Effective 12/31/08, the S&P REIT Composite Index was discontinued. The inception date of the new tracking index was 6/30/08. Since the $10,000 chart starts on the Fund's inception date of 5/8/07, it is not possible to include the new tracking index in the chart since it did not exist at that time.

      For FVL it is footnoted under the Performance Table on page 20 of the ETF I - Book 1 12/31/14 annual report that on 6/15/07, the Fund acquired the assets and adopted the financial and performance history of First Trust Value Line(R) 100 Fund (the "Predecessor FVL Fund," a closed-end fund), which had an inception date of 6/12/03. The inception date of the Value Line(R) 100 Index, the new tracking index, was 1/16/07. Since the $10,000 chart starts on 12/31/04, it is not possible to include the new tracking index in the chart since it did not exist at that time.

      In all three instances referenced above FTA is comfortable that it met the Form N-1A disclosure requirements for fund and index performance.


      4. The Commission noted in the 12/31/14 Schedule of Investments for First Trust Value Line(R) Equity Allocation Index Fund ("FVI") there is a BDC but in the Fund's 5/1/14 prospectus there are no acquired fund fees and expenses shown.

      In fiscal year 2013, the Fund held a money market fund and the acquired fund fee and expense ratio was 0.0002%. Since the ratio was below 0.01%, per the Form N-1A instructions, the amount was included in "Other Expense" and not as a separate line item.


      5. The Commission noted that in the Statement of Operations First Trust US IPO Index Fund ("FPX") shows an amount for foreign tax withholding. The Commission asked what percentage can be invested in foreign securities and is it disclosed in the prospectus.

      The prospectus discloses that the Fund's investment objective is to replicate as closely as possible, before fees and expenses, the price and yield of the IPOX(R)-100 U.S. Index. It does not state what percentage of the index can be invested in foreign securities. The foreign withholding taxes shown on the Statement of Operations for FPX relate to two securities. Withholding taxes of $27,400 are for dividends from Nielsen NV, a U.S. company that is incorporated in the Netherlands so is subject to that country's 15% withholding tax on dividends, and $878 for dividends from Franks International NV, another company incorporated in the Netherlands.


      6. The Commission noted that on page 55 in ETF I - Book 2, on the facing page of the Statement of Assets and Liabilities, the amount on the lines for "Audit and tax fees" and "Printing fees" appear to be switched for FRI, FIW, FCG, FNI and QABA.

      The Commission is correct that the amounts are switched. Due to the immaterial differences in the line items and the fact that total expenses are reflected correctly, FTA does not intend to refile, reprint or redistribute the report in question.


      7. The Commission stated that in the First Trust North American Energy Infrastructure Fund ("EMLP") Note 2B the Fund discloses the dollar amount of distributions that were received from MLPs and reclassified as return of capital. The Commission noted that in the Tortoise Energy reports on the statement of operations the dividend income is grossed up for this amount with a corresponding line showing the deduction for return of capital. The Commission asked us to consider this presentation.

      Since the return of capital distributions received from MLPs are not income, FTA is comfortable with our current presentation which discloses the amount in the Notes to Financial Statements.


      8. The Commission noted that certain funds have PIK interest and commented that if the amount becomes material (>5%) then it should be broken out and stated separately on the Statement of Operations.

      FTA will monitor PIK interest and if the amount becomes material (>5%) it will be disclosed as a separate line item on the Statement of Operations.


      9. The Commission noted that several funds invest in senior floating rate loan interests and suggested that a description of the rate (Libor + % or Libor floors) be included in the description of each loan on the Schedule of Investments.

      FTA has reviewed a number of other firms' senior loan fund filings and has noted that our current presentation of listing the rate in effect at the report date is consistent with industry disclosure. Additionally, FTA includes the following footnote disclosure after the portfolio to explain the types of rates:

      "Senior Floating-Rate Loan Interests ("Senior Loans") in which the Fund invests generally pay interest at rates which are periodically predetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the lending rate offered by one or more major European banks, such as the London Interbank Offered Rate ("LIBOR"), (ii) the prime rate offered by one or more United States banks or (iii) the certificate of deposit rate. Certain Senior Loans are subject to a LIBOR floor that establishes a minimum LIBOR rate. The interest rate shown reflects the rate in effect at 10/31/14. When a range of rates is disclosed, the Fund holds more than one contract within the same tranche at varying rates."


      10. The Commission noted that at 10/31/14 First Trust Tactical High Yield ETF ("HYLS") had 15% of its net assets in foreign corporate bonds but that the prospectus states that there is a 10% limit.

      Per the prospectus, the Fund may invest up to 10% of its net assets (plus the amount of any borrowing for investment purposes) in non-U.S. securities denominated in non-U.S. currencies. All the foreign corporate bonds held at 10/31/14 are U.S. denominated so the Fund is in compliance with the prospectus limitation.


      11. The Commission noted that on the Schedule of Investments for First Trust ISE Chindia Index Fund ("FNI"), First Trust China AlphaDEX(R) Fund ("FCA") and First Trust Hong Kong AlphaDEX(R) Fund ("FHK") the Country Allocation tables shows a large percentage in either the Cayman Islands or Bermuda and asked how that correlated to the applicable indices.

      The Country Allocation table categorizes the securities based on the country of incorporation and can therefore be different than the country which the index classifies them into. It is sometimes difficult to identify where a company is primarily headquartered or where it conducts the majority of its business, but the country of incorporation is determinable without subjectivity, which is why it is used for financial reporting purposes. Where applicable FTA footnotes both the Portfolio of Investments and the Country Allocation table that the portfolio securities are categorized based on their country of incorporation, so that it is clear to the reader.


      12. The Commission commented that in the 12/31/14 annual report for First Trust Exchange-Traded AlphaDEX(R) II there were several funds that had a footnote on the Financial Highlights page that disclosed that the fund received a reimbursement from the advisor during the years ended 12/31/13 or 12/31/12. The Commission asked for the reason for the reimbursement.

      FTA reimbursed the funds for trade errors. The reimbursements were noted as trade errors in the respective 12/31/13 and 12/31/12 annual reports. Additionally, controls were established and/or reinforced to prevent the reoccurrence of similar errors.


      13. The Commission noted that First Trust Strategic Income ETF ("FDIV") invests in MLPs and asked if there is disclosure in the FDIV prospectus that there is a 25% restriction in MLP investments.

      On page 12 of the FDIV prospectus under the heading Equity Securities of Energy Infrastructure Companies the last paragraph states, "If the Fund's investment in qualifying MLPs exceeds 25% of the value of the Fund's total assets at the end of any quarter in which the Fund is required to test its diversification, the Fund may not qualify as a regulated investment company for federal income tax purposes unless the Fund takes corrective measures within 30 days of the end of the quarter."


      14. The Commission noted that both First Trust Brazil AlphaDEX(R) Fund ("FBZ") and First Trust Latin America AlphaDEX(R) Fund ("FLN") had excise tax expense disclosed in their 2013 annual reports, but excise tax is not disclosed in their 5/1/14 prospectus fee table.

      FBZ and FLN incurred excise tax of $852 or 0.01% and $892 or 0.01%, respectively, in 2013 but it was not included in the 2014 prospectus fee table as it was not an anticipated expense for the following fiscal year. Since the ratio shown in the fee table differed from the expense ratio shown in the 2013 annual report, the fee table should have included a footnote that stated "Expenses have been restated to reflect the current fiscal year."


      15. The Commission noted that the fee table in the 5/1/14 prospectus for First Trust NYSE Arca Biotechnology Index Fund ("FBT"), First Trust ISE Water Index Fund ("FIW") and FRI did not include a line item for "Fees Previously Waived or Expenses Reimbursed by First Trust."

      Since the ratio for "Fees Previously Waived or Expenses Reimbursed by First Trust" for each FBT, FIW and FRI did not exceed 0.01%, they were included in "Other Expenses" in the fee table.


      In addition, we acknowledge that:

      1. The Funds are responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;

      2. Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

      3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

                                             Sincerely,

                                             FIRST TRUST EXCHANGE-TRADED FUNDS

                                             By /s/ James M. Dykas
                                                -----------------------------
                                                James M. Dykas
                                                Chief Financial Officer